

May 3, 2012

<u>Via E-Mail</u>

Craig H. Studwell, CFO
Fushi Copperweld, Inc.
TYG Center Tower B, Suite 2601,
Dong San Huan Bei Lu Bing 2,
Beijing, PRC 100027

> **Re: Fushi Copperweld, Inc.**
> **December 31, 2011 Form 10-K filed March 15, 2012**
> **File No.1-33669**

Dear Mr. Studwell:

We have reviewed the financial statements and related disclosures in your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk factors, page 11</u>

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. It appears that the PCAOB, however, is currently unable to inspect the audit work and practices of your auditor. As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, in future filings, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

<u>Shanghai Hongtai, page 15</u>

2. You address risks associated with the May 2010 Hongtai acquisition. Please tell us, and disclose in future filings, the total assets, revenues, and net income of Hongtai for the most recently completed fiscal year. Absent such disclosure, investors cannot assess the magnitude of this risk. In addition, tell us whether Hongtai was acquired from a related party. Further, please explain to us why its operations were transferred to Fushi Jiangsu (page F-32). Tell us whether any of the properties disclosed on page 22 are used by Hongtai. If Hongtai has no substantive operations, then please clarify the business purpose of the transaction.

Results of Operations, page 28

3. In future filings, please quantify the impact that foreign exchange rate variances had on net revenue and cost of net revenue for each period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Liquidity, page 36

4. In future filings, please disclose the amount of anticipated capital expenditures for the next fiscal year, including an explanation of the nature of the anticipated capital expenditures. Please refer to Item 303(a)(2) of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

5. Please tell us, and disclose in future filings, the amounts of repairs and maintenance expense and major renewals and betterments recognized in each period presented. We note that your business is capital intensive and absent such disclosure investors cannot reasonably understand the magnitude of all costs related to maintaining the functionality of your assets. See Section 501.13.d of the Financial Reporting Codification and the statements you made to us in your August 7, 2009 letter.

Note 2(e), page F-12

6. We understand that nearly 88% of your cash balance is deposited in one PRC bank. In future filings, please disclose the identity of your depository institution either herein or in MD&A so that readers can fully assess the accompanying concentration of credit risk.

Note 2(h), page F-12

7. Please explain to us the business purpose of the $9.5 million prepaid land use right acquisition made in 2010. Explain why this was prepaid given your disclosure that payment normally is made on the date the right is granted. Explain why you have been unable to obtain title to the land use right given that the payment was made over one year ago. Explain why you believe that this asset is still recoverable. Identify any related parties involved in the transaction.

Note 18 – Business combinations, page F-30

8. Please address the following regarding the acquisition of Jinchuan.
   - Describe the nature, condition and operating status of the property and equipment acquired in the acquisition. Tell us the carrying value of these assets prior to the acquisition.
   - Tell us the total assets, revenues and net income of Jinchuan for the most recently completed fiscal year prior to the acquisition, as well as the unit volume of power cables and other products produced.
   - Please describe the specific legal form of the agreement between Mr. Fu and the Jinchuan shareholders that resulted in Mr. Fu being the "majority nominee

registered capital holder of Jinchuan between March 2008 and December 2009."
Please provide a detailed explanation of the key terms and conditions, as it
appears the arrangement is different than a typical collateral arrangement.

- Explain the exact form of the transaction in December 2009 that resulted in Mr.
Fu no longer being a capital holder of Jinchuan and provide a detailed explanation
of all material terms and conditions. Tell us whether Mr. Fu or other related
parties had any further involvement with Jinchuan after this transaction.

- Please tell us when Mr. Fu was reimbursed by the selling shareholders of
Jinchuan for the RMB15 million loan and whether he was reimbursed with a cash
payment or other consideration.

- Disclose any relationships with Jinchuan and its shareholders at the date of
acquisition, including any involvement by Mr. Fu and related parties in the
management or operations of Jinchuan.

Note 20, page F-34

9. You disclose that $23 million was advanced by Mr. Fu in 2010 to establish Fushi Jiangsu,
    which according to page F-32 has no operations. Please explain to us the business
    purpose of this transaction. Explain why operations have not commenced. Quantify the
    carrying value of all Fushi Jiangsu assets that are included in your 12/31/11 consolidated
    total asset balance. Explain why you believe these assets are not impaired.

10. Please tell us whether the amounts advanced by Mr. Fu in September and October 2010
    were denominated in U.S. dollars or Chinese Yuan Renminbi, provide the exact amounts
    transferred and explain the method of transfer. Tell whether the cash repayment to Mr.
    Fu in October 2010 was denominated in U.S. dollars or Chinese Yuan Renminbi and tell
    us the exact amounts paid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief